UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Conversion of Convertible Debenture issued on December 30, 2019 and March 9, 2020

As previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed with the United States Securities Exchange Commission, pursuant to a securities purchase agreement, as amended, dated November 22, 2019 with certain investor (the “Debenture Holder”), China Xiangtai Food Co., Ltd. (the “Company”) issued a convertible debenture in the amount of $2,000,000 on December 30, 2019, as amended (the “Second Convertible Debenture”) and a convertible debenture in the amount of $1,000,000 on March 9, 2020, as amended (the “Third Convertible Debenture”) to the Debenture Holder.

During the period from August to December 2020, the Company issued a total of 2,063,971 ordinary shares to the Debenture Holder upon the conversion of a total of $2,084,904.10 in principal and accrued interest under the Second Convertible Debenture. As a result, the Second Convertible Debenture has retired.

In January 2021, the Company issued 700,282 ordinary shares to the Debenture Holder upon the conversion of a total of $643,863.02 in principal and accrued interest under the Third Convertible Debenture.

The issuance of the above-mentioned shares upon conversion of the Second Convertible Debenture and the Third Convertible Debenture is exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

Amendment to Convertible Debentures issued on March 9, 2020, June 19, 2020, July 17, 2020, August 14, 2020 and November 13, 2020

As previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed with the United States Securities Exchange Commission, pursuant to a securities purchase agreement dated June 19, 2020 with the Debenture Holder, China Xiangtai Food Co., Ltd. issued a convertible debenture in the amount of $700,000 on June 19, 2020 (the “Fourth Convertible Debenture”), a convertible debenture in the amount of  $700,000 of principal on July 17, 2020 (the “Fifth Convertible Debenture”), a convertible debenture in the amount of $300,000 on August 14, 2020 (the “Sixth Convertible Debenture”), and a convertible debenture in the amount of  $300,000 on November 13, 2020 (the “Seventh Convertible Debenture”, and together with the Fourth, Fifth and Sixth Convertible Debentures, the “2020 Convertible Debentures”).

On January 22, 2021, we entered in an amendment agreement (the “Amendment Agreement”) with the Debenture Holder to amend the “Floor Price” of the Third Convertible Debenture to $0.80 per share for the next $400,000 of principal plus accrued interest to be converted. The “Floor Price” for the remaining principal and accrued interest on the Third Convertible Debenture shall remain unchanged at $3.00 per share.

Additionally, pursuant to the Third Convertible Debentures and the 2020 Convertible Debentures, the Company shall make monthly payments if the daily VMAP is less than the floor price for a period of ten (10) consecutive trading days (each such occurrence, a “Triggering Event”), beginning on the 30th day after the date of the Triggering Event, for so long as such conditions exist after a Triggering Event. Pursuant the Amendment Agreement, such monthly payment of the Third Convertible Debenture shall no longer apply and all amount of principal and accrued interest that remain outstanding shall be due and payable on the maturity date of the Third Convertible Debenture, which is March 9, 2021. Such monthly payment of the 2020 Convertible Debentures is deferred for a period of 30 days from the date of the Amendment Agreement.

The form of the Amendment Agreement is filed as Exhibits 10.1 to this Report of Foreign Private Issuer on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Amendment Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Amendment Agreement dated January 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board